Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: Bullish

Subject Company: Far Peak Acquisition Corporation

Bullish goes live with institutional customers after obtaining regulatory license in Gibraltar

GIBRALTAR, November 30, 2021 - Bullish, a blockchain-based cryptocurrency exchange, today announced the initial launch of its platform to select institutional customers, following the receipt of a distributed ledger technology (DLT) license from the Gibraltar Financial Services Commission (GFSC).

The invitation-only launch marked a “go live” for exchange software and operations, including customer onboarding. The inaugural batch of institutions is paving the way for a full launch which is expected to also welcome retail customers.

The DLT license obtained by Bullish (GI) Limited, the exchange operator, permits the exchange to offer its unique features such as Hybrid Order Book and proprietary Liquidity Pools that will underpin trading pairs on the exchange.

Among the first institutional participants to support Bullish are a non-U.S. affiliate of Virtu Financial (NASDAQ: VIRT), the prominent, technology-enabled, global market-making firm, and Amber Group, one of the world’s leading crypto finance service providers. “We are excited to be among Bullish’s early participants and to be working with a team that is leading the evolution of digital exchange platforms,” said Douglas Cifu, Chief Executive Officer, Virtu Financial.

“As a crypto native finance service provider, we look for opportunities to work with other industry leaders who are increasing accessibility and providing unique solutions,” said Tiantian Kullander, Co-Founder of Amber Group. “We’re delighted to be working with a company that will help us grow our trading and product services.”

Brendan Blumer, Chairman of Bullish commented: “For years, we’ve been working to develop an exchange infrastructure that’s designed to meet the needs of investors who are seeking secure exposure to digital assets on a regulated platform, and with innovative liquidity and portfolio management options stemming from an entirely new exchange architecture. Bullish is the very culmination of this work and I am very proud of our team for getting us to where we are today.”

Bullish Group is initially making available US$3 billion of balance sheet assets to the Bullish Liquidity Pools, which facilitate automated lending and market-making functions while maintaining a balance of the value of assets contributed during variable market conditions. Bullish Group expects to draw on its own digital assets and U.S. dollars to facilitate liquidity on the exchange and will gradually contribute these assets to the exchange’s Liquidity Pools to provide a competitive order book liquidity depth for customers.

At launch, the Bullish exchange’s digital assets offering comprises BTC, ETH, EOS and USDC. Bullish exchange intends to broaden its offerings in the future.

Bullish does not plan for its platform to be available to U.S. persons at launch and until such time as it is allowed by applicable law to onboard U.S. persons (or categories of U.S. persons) to the platform.

Bullish previously announced its intention to go public through a business combination with Far Peak Acquisition Corporation. (NYSE: FPAC), a special purpose acquisition company. Subject to various approvals and conditions, the merger is anticipated to close in the fourth quarter of 2021 or the first quarter of 2022.

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About Bullish

Focused on developing products and services for the digital assets sector, Bullish has rewired the traditional exchange to benefit asset holders, enable traders and increase market integrity. Supported by the group’s treasury, Bullish’s new breed of exchange combines deep liquidity, automated market making and industry-leading security to increase the accessibility of digital assets for traders. Bullish exchange is operated by Bullish (GI) Limited and is regulated by the Gibraltar Financial Services Commission (GFSC) (DLT license: FSC1038FSA). For more information on the Bullish exchange, please visit bullish.com.

About Far Peak Acquisition Corporation

Far Peak Acquisition Corporation (FPAC) was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination in the financial technology, technology or financial services industries. The company is sponsored by Far Peak LLC, which is ultimately owned by Thomas W. Farley, the company’s Chairman and Chief Executive Officer, and David W. Bonanno, the company’s Chief Financial Officer. In addition, funds and accounts managed by BlackRock have made an anchor investment in the company. For more information about FPAC, please visit https://www.farpeak.com.

Contacts

media@bullish.com

investors@bullish.com

contact@farpeak.com

Forward-Looking Statements

This communication includes, and oral statements made from time to time by representatives of FPAC and Bullish Global may be considered, “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or FPAC’s or Bullish’s future financial or operating performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,”

“anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology. In addition, these forward-looking statements include, but are not limited to, statements regarding Bullish Global’s business strategy, cash resources, current and prospective product or services, as well as the potential market opportunity. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by FPAC and its management, and Bullish Global and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements respecting the Business Combination; (2) the outcome of any legal proceedings that may be instituted against FPAC, Bullish or Bullish Global or others following the announcement of the Business Combination; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of FPAC or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability of Bullish to meet applicable listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of Bullish Global as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that Bullish may be adversely affected by other economic, business and/or competitive factors; (11) the impact of COVID-19 on Bullish Global’s business and/or the ability of the parties to complete the Business Combination; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” in the Bullish Investor Presentation dated July 2021, in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the preliminary proxy statement/prospectus included in the registration statement on Form F-4 (File No. 333-260659) (the “Registration Statement”) filed by Bullish with the U.S. Securities and Exchange Commission (the “SEC”), in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in FPAC’s IPO Prospectus dated December 2, 2020 filed with the SEC on December 3, 2020, in the section entitled “Risk Factors” in FPAC’s most-recent Quarterly Report on Form 10-Q, as well as any further risks and uncertainties to be contained in any other material filed with the SEC by Bullish or FPAC. In addition, there may be additional risks that neither FPAC or Bullish Global presently know, or that FPAC or Bullish Global currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither FPAC, Bullish nor Bullish Global undertakes any duty to update these forward-looking statements.

Important Information and Where to Find It

This document does not contain all the information that should be considered concerning the proposed Business Combination. It does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination. In connection with the proposed Business Combination, Bullish has filed the Registration Statement with the SEC which includes a preliminary proxy statement / prospectus with respect to the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement / prospectus and other relevant documentation will be mailed to FPAC shareholders as of a record date to be established for purposes of voting on the Business Combination. FPAC shareholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto, when available, and the definitive proxy statement / prospectus because these materials contain and will contain important information about Bullish, FPAC and the proposed transactions. Shareholders may obtain a copy of the preliminary proxy statement / prospectus and, when available, the definitive proxy statement / prospectus without charge, at the SEC’s website at http://sec.gov or by directing a request to: Far Peak Acquisition Corp., 511 6th Ave #7342, New York, NY 10011. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

FPAC, Bullish, Bullish Global and their respective directors and executive officers, other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information regarding persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their interests is set forth in the preliminary proxy statement/prospectus included in the Registration Statement and will be included in the definitive proxy statement/prospectus and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purpose only and not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Bullish or FPAC, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.